February 18, 2000


                    PRIVATE AND CONFIDENTIAL

Neff Corp.
3750 N.W. 87th Avenue
Miami, FL   33178

Attention:     Board of Directors

Gentlemen:

     I am writing this letter on behalf of Neff Investors, Inc. (the "Purchaser"), a newly formed corporation in which General Electric Capital Corporation ("GECC") and Kevin Fitzgerald will be stockholders. The Purchaser is pleased to submit a proposal for the purchase of certain stock of Neff Corp. ("Neff" or the "Company") as follows:

  1. Purchase all publicly held shares of Neff for a cash price of $9.00 per share.

  2. Purchase 40% of the shares of Neff now held by Jorge Mas, Juan Carlos Mas and Jose Mas (collectively the "Mas Group") for $9.00 per share in cash. The balance of the shares held by the Mas Group would be exchanged for newly issued Neff redeemable convertible preferred stock (the "Mas Preferred"). The Mas Preferred would have the following general terms:

          Redemption:    Mandatorily redeemable upon a change in
                         control or 10 years after issuance; and,

          Conversion:    Convertible into Neff common stock at a
                         conversion price of $13.00 per share at any time.

          Liquidation
          Preference:    $10.00 per share.

          Dividend and
          other terms:   To be determined.

     The Purchaser would acquire Neff in a merger in which Neff's public stockholders receive cash and the Mas Group receives cash for 40% of the Neff common stock they now hold. The balance of the Mas Group common stock would be exchanged for Mas Preferred. We believe that the Purchaser will have sufficient funds available to finance the proposed transaction. We propose to obtain the required funding through debt and equity financing arrangements with GECC, Deutsche Bank, and others. In this regard, please find attached a specific proposal letter with respect to this financing.

     Although we have performed a substantial amount of work in connection with this proposal, our work is not yet complete. The parties providing the financing must complete a customary due diligence review, including accounting, tax, environmental, and employee benefits matters. We expect that the remaining due diligence process could be completed expeditiously, and are prepared to direct our advisors to do so. We would expect to have firm commitments for all of the required financing within 60 days of the acceptance of this proposal.

     In addition to the matters discussed above, our proposal is subject to Neff Board approval and the negotiation and execution of definitive acquisition documentation. We are confident that our respective advisors will be able to work together quickly to finalize the documentation required for the contemplated transaction.

     We recognize that because senior management and significant stockholders of the Company are participating in this proposal, the Board of Directors is likely to establish a special committee to review and negotiate the transaction on behalf of Neff. We welcome the formation of such a committee on an expeditious basis.

     As you know, the law firm of Fried, Frank, Harris, Shriver & Jacobson, which has acted as counsel to Neff in the past, has been assisting us with the preparation of this proposal. We request that you consent to an arrangement in which Fried, Frank continues to represent us and, if you wish, the Company.

     We would recommend that if this proposal is satisfactory to the Board then we immediately enter into a definitive Merger Agreement between the Purchaser and Neff. The Agreement would be subject to, among other things, Purchaser obtaining the necessary financing. In this regard, the Agreement would contain customary terms and conditions for a transaction of this type including a break-up fee due the Purchaser in the event a that a third party proposes to buy Neff at a price the Board accepts. We are prepared to provide you with a draft of a Merger Agreement in the next three days.

     If the Board concludes that the transaction we are proposing should be pursued, we would like to make an immediate announcement. We would want to discuss the timing and content of this announcement with the Board.

     This proposal, and the attached financing proposal, is confidential and is submitted on the understanding that its existence and contents will be held in strict confidence.

     Lastly, as you would expect, we must inform our financing sources promptly whether or not we will proceed. As a result, this proposal will expire on February 25, 2000. We are hopeful that you can respond quickly and that we can proceed with a transaction that will benefit everyone involved.



                              Very truly yours,

                              Neff Investors, Inc.

                              By:  /s/ Kevin P. Fitzgerald
                              ____________________________

                                 Kevin P. Fitzgerald
                                 President